FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

December 30, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 5 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

Today we are filing Amendment Number Five to the Form 10-12G as is indicated above. The amendment represents an updating to the materials previously filed and a response to the comments contained in the Staff’s December 22, 2022 and October 14, 2022 letters to the Company (the “Comment Letters”).

December 22, 2022 Letter Comment 1.

We note the updated disclosure in the amendment to the Form 10-12G. As requested in our letter dated November 30, 2022, we await a comprehensive written response that clearly addresses your consideration of Rule 3-05 of Regulation S-X and ASC 805. You should also provide us a comprehensive written response to our comments issued on October 14, 2022.

Response:

The revised Form 10-12 G/A complies with the Rule 3-05 of Regulation S-X by the inclusion of the pre consolidated audited financial statement of Livento Group LLC for the years 2020 and 2021 and the condensed post consolidated unaudited financial statements of Livento Group, Inc. for the period ended September 2022.

Furthermore, we are in compliance with the requirement of ASC 805 because Nugene International Inc. issued its 100 Class A Preferred shares of $0.0001 par value delivering 51% voting control and 5,000,000 Class C preferred shares at $0.0001 in acquisition of all the identifiable assets and liabilities of Livento Group LLC.

The table below summarizes the identifiable net asset of the subsidiary at the acquisition date.

March 14, 2022
ASSETS
Cash	578 183,00
Long term investments	12,064,959
Intangible Assets (net)	8,012,200
Total Assets	$20,077,159
LIABILITIES
Account Payable	$(238,900)
Net Assets	19,838,259

The following items relate to the numbered paragraphs in the October 14, 2022 staff letter:

Comment number 6:

The Company adopted ASC 606 requires using a new five-step model to recognize revenue from customer contracts. The five-step model requires entities to exercise judgment when considering the terms of contracts, which includes

(1) identifying the contracts or agreements with a customer,

(2) identifying our performance obligations in the contract or agreement,

(3) determining the transaction price,

(4) allocating the transaction price to the separate performance obligations, and

(5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any change to its revenue recognition processes.

The Company recognizes software service fees over time as performance obligations are satisfied over the life of the service, usually, with an average duration of one year. Payments received in advance from customers are recorded as “Deferred revenues.” Such advance payments received are non-refundable after the thirty days refund period.

The cost of revenue consists primarily of the outsourced information technology support service, internal employees, consultants, service charges for cloud computing, and related expenses, which are directly attributable to the revenues.

S/N	Type of services	Nature, Timing of satisfaction of performance obligation and significant payment terms	Revenue Recognition
1	Income from Elissee Software	Elisee involves in the business of analysis of data sets for DJIA and DAX indexes. The contracts for Elisee are generally for 12 months. The billing for Elisee is quarterly with 60 days collection period.

Revenue is recognized by the company not only when delivery note and invoice has been signed and confirmed by the customer, but at the end of each quarter over the 12 months period after service has been delivered to the customers.

When the company expects to be entitled to breakage (forfeiture of substandard services), the company recognizes the expected amount of breakage in proportion to the services provided versus the total expected network services to be provided. Any unexpected amounts of breakage are recognized when the unused value of network services expire

2	Management service income

The company rendered Management services to (Retinvest-AB, Thun Development Services) contains real estate development services mainly, but not limited to:

- budgeting

- contract check and preparation

-project works

- reporting and control of works

- analysis of available land opportunities acquisitions

The company recognize revenue when the services have been provided

Comment number 9: Your table on page 20 shows “merchandise sales,” however, your discussion explains that your revenue came from “Elisee and management services.” Please clarify and revise accordingly.

We changed the row name to “Revenues”

Comment Number 16: Please explain how Mr. Stybr’s contribution of Livento Group, LLC constitutes a “capital contribution.”

We changed wording to:

“During 2022, the Company acquired Livento Group LLC from Mr. Stybr. Mr Stybr exchanged shares of Livento Group LLC for voting A class shares of NuGene International and 5,000,000 C class preferred shares. Accounting acquirer was NuGene International Inc. and Livento Group LLC is now 100% owned by Livento Group Inc. (former NuGene International Inc).”

Should you have any questions regarding the foregoing, please feel free to contact me at (914) 649-7669.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton